UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 7)*

P.A.M. TRANSPORTATION SERVICES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

693149-10-6

(CUSIP Number)

MATTHEW T. MOROUN

12225 STEPHENS ROAD

WARREN, MI 48089

(586) 939-7000

Copy to:

Edwin J. Lukas

CenTra, Inc.

12225 Stephens Road

WARREN, MI 48089

(586) 939-7000

_________________________________________________________________

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693149-10-6	SCHEDULE 13D/A

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Not Required MATTHEW T. MOROUN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF	7.	SOLE VOTING POWER 811,670*
SHARES BENEFICIALLY OWNED	8.	SHARED VOTING POWER 3,092,000**
BY EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 811,670*
	10.	SHARED DISPOSITIVE POWER 3,092,000**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,903,670
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.4%
14.	TYPE OF REPORTING PERSON IN

* Consists of (i) 801,670 shares of the Issuer’s Common Stock owned directly by Matthew T. Moroun and (ii) 10,000 shares of the Issuer’s Common Stock issuable to Mr. Moroun upon exercise of stock options granted to Mr. Moroun by the Issuer.

** Consists of 3,092,000 shares of the Issuer’s Common Stock held by the Moroun Trust, of which Mr. Matthew T. Moroun is a beneficiary and, together with Mr. Hal M. Briand, a co-trustee.

CUSIP No. 693149-10-6	SCHEDULE 13D/A

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Not Required HAL M. BRIAND
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF	7.	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8.	SHARED VOTING POWER 3,092,000**
BY EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,092,000**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,092,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14.	TYPE OF REPORTING PERSON IN

** Consists of 3,092,000 shares of the Issuer’s Common Stock held by the Moroun Trust, of which Mr. Matthew T. Moroun is a beneficiary and, together with Mr. Hal M. Briand, a co-trustee.

This Amendment No. 7 amends and supplements the statement on Schedule 13D filed on January 15, 1997, as amended by the Amendment No. 1 filed on March 8, 2002, Amendment No. 2 filed on March 21, 2002, Amendment No. 3 filed on March 6, 2009, Amendment No. 4 filed on March 20, 2009, Amendment No. 5 filed on January 28, 2014, and Amendment No. 6 filed on January 29, 2015 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This statement on Schedule 13D/A relates to shares of common stock, par value $0.01 per share (“Common Stock”), of P.A.M. Transportation Services, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 297 West Henri De Tonti Blvd., Tontitown, Arkansas 72770.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	This statement is being filed by Matthew T. Moroun and Hal M. Briand (collectively, the “Reporting Persons”).
(b)	The business address for each of the Reporting Persons is 12225 Stephens Road, Warren, Michigan 48089.
(c)	Matthew T. Moroun is the Chairman of the board of directors of the Issuer. Matthew T. Moroun also serves as Vice Chairman of CenTra, Inc.’s board of directors and as Chairman of the board of directors of Universal Logistics Holdings, Inc. (NASDAQ: ULH). CenTra, Inc. is a privately-owned transportation holding company. Its business address is 12225 Stephens Road Warren, Michigan 48089. Universal Logistics Holdings, Inc. is an asset-light provider of customized transportation and logistics solutions throughout the United States, and in Mexico, Canada and Colombia. Its business address is 12755 E. Nine Mile Road, Warren, Michigan 48089. Matthew T. Moroun is the principal shareholder and has served as Chairman of Oakland Financial Corporation, an insurance and real estate holding company based in Sterling Heights, Michigan, and its subsidiaries, since 1996.
Hal M. Briand is a recently retired Vice President and Treasurer of CenTra, Inc., a privately-owned transportation holding company with its business address located at 12225 Stephens Road Warren, Michigan 48089.
(d)+(e)	During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
(f)	Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs after the last paragraph thereof:

Pursuant to the Issuer’s modified “Dutch Auction” tender offer which expired at the end of the day, 12:00 Midnight, Eastern Time, on July 9, 2015, the Issuer purchased 298,566 shares of its Common Stock (4.0% of its outstanding shares of Common Stock), including 149,962 shares of Common Stock tendered by Matthew T. Moroun. Pursuant to an additional modified “Dutch Auction” tender offer by the Issuer which expired at 5:00 p.m, Eastern Time, on April 5, 2016, the Issuer purchased 567,413 shares of its Common Stock (8.0% of its outstanding shares of Common Stock), including 278,745 shares of Common Stock tendered by Matthew T. Moroun. The increase in the percentage of Common Stock beneficially owned by Hal M. Briand since the filing of Amendment No. 6 to this Schedule 13D is due solely to the decrease in the Issuer’s total outstanding shares of Common Stock as a result of these tender offers.

In addition, on March 31, 2015 and 2016, Mr. Moroun received 175 shares and 325 shares, respectively, of Common Stock from the Issuer as part of the Issuer’s annual retainer for non-employee directors. On each of February 20, 2015 and February 12, 2016, Mr. Moroun purchased 2,000 shares of Common Stock from the Issuer upon exercise of outstanding stock options, using personal funds. These stock options were included in Mr. Moroun’s beneficial ownership as previously reported in the Schedule 13D. Therefore, the increase in the percentage of Common Stock beneficially owned by Matthew T. Moroun since the filing of Amendment No. 6 to this Schedule 13D is due to the decrease in the Issuer’s total outstanding shares of Common Stock as a result of the tender offers described in the preceding paragraph and to the shares of Common Stock received by Mr. Moroun as part of his annual retainer as a non-employee director of the Issuer.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

With respect to the shares of Common Stock acquired by Mr. Moroun since the filing of Amendment No. 6 to this Schedule 13D, purchases of an aggregate of 4,000 shares of Common Stock by exercising stock options were effectuated for investment purposes, using personal funds, and an aggregate of 500 shares of Common Stock were awarded to Mr. Moroun as part of an annual retainer for non-employee directors.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	Mr. Moroun beneficially owns an aggregate of 3,903,670 shares, or 59.4%, of the outstanding Common Stock, including currently exercisable stock options to purchase 10,000 shares of Common Stock. Of the 3,903,670 shares beneficially owned by Mr. Moroun, 811,670 shares are owned directly by Mr. Moroun, 10,000 shares of Common Stock are issuable to Mr. Moroun upon the exercise of currently exercisable stock options, and 3,092,000 shares are held of record by the Moroun Trust, of which Mr. Moroun is a beneficiary and, together with Mr. Briand, a co-trustee. Mr. Briand beneficially owns an aggregate of 3,092,000 shares, or 47.1%, of the outstanding Common Stock, which shares are held of record by the Moroun Trust, of which Mr. Briand, together with Mr. Moroun, is a co-trustee. The percentage of the outstanding shares of Common Stock owned by each Reporting Person is based on 6,559,223 shares of Common Stock outstanding, as reported in Exhibit (a)(1)(N) to the Issuer’s Tender Offer Statement on Schedule TO-I/A filed with the Commission on April 11, 2016, plus, in the case of Mr. Moroun, 10,000 shares issuable upon the exercise of Mr. Moroun’s outstanding stock options.
(b)	Mr. Moroun has sole power to vote or direct the vote and to dispose or direct the disposition of 811,670 shares of Common Stock, which includes currently exercisable stock options to purchase 10,000 shares of Common Stock. Mr. Moroun and Mr. Briand share the power to vote or direct the vote and to dispose or direct the disposition of 3,092,000 shares of Common Stock held by the Moroun Trust.
(c)	Except for the transactions described in Item 3 of this Amendment No. 7, the Reporting Persons have not engaged in any transactions in the Common Stock during the past 60 days.
(d)	Not applicable.
(e)	Not applicable.

Item 7. Material to be Filed as Exhibits.

1.1	Joint Filing Agreement dated March 6, 2009 by and among Matthew T. Moroun and Hal M. Briand (incorporated by reference to Exhibit 1.1 of the Schedule 13D/A filed by the Reporting Persons with the Commission on March 6, 2009 (file number 005-39193))

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2016

MATTHEW T. MOROUN

By: /s/ Matthew T. Moroun

Name: Matthew T. Moroun

HAL M. BRIAND

By: /s/ Hal M. Briand

Name: Hal M. Briand

EXHIBIT INDEX

Exhibit No.	Description
1.1	Joint Filing Agreement dated March 6, 2009 by and among Matthew T. Moroun and Hal M. Briand (incorporated by reference to Exhibit 1.1 of the Schedule 13D/A filed by the Reporting Persons with the Commission on March 6, 2009 (file number 005-39193))

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